As filed with the Securities and Exchange Commission on ___________

Securities Act File No. ~~___________~~811-22395

Investment Company Act File No. ~~___________~~333-165401

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

PRE-EFFECTIVE AMENDMENT NO.        [~~1~~2]

POST-EFFECTIVE AMENDMENT NO.  [ ]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

AMENDMENT NO.  [~~1~~2]

__________________________________________________________________

Philadelphia Investment Partners New Generation 130/30 Fund

(Exact Name of Registrant as Specified in its Charter)

1233 Haddonfield – Berlin Road, Suite #7

~~Vorhees~~Voorhees, NJ 08043

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (856) 210-6779

Peter C. Zeuli

Philadelphia Investment Partners, ~~LP~~LLC

1233 Haddonfield – Berlin Road, Suite #7

~~Vorhees~~Voorhees, NJ 08043

(Name and Address of Agent for Service)

COPY TO:

Todd Cipperman, Esq.

Cipperman & Company LLC

500 E. Swedesford Road,  Suite 104

Wayne, PA 19087

Approximate Date of Proposed Public Offering:  As soon as practical after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Contents of Registration Statement

Cover Sheet

Part A Prospectus

Part B Statement of Additional Information

Part C Other Information and Signature Page

Exhibit Index

Subject to Completion, Dated ______, 2010

PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION 130/30 FUND

PROSPECTUS

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CONTENTS

THE FUND
Investment Goals
Fees and Expenses
Portfolio Turnover
Principal Investment Strategies
Principal Risks
Performance Information
Management
Purchase and Sale of Fund Shares
Tax Information
Payments to Broker-Dealers and Other Financial Intermediaries
Investment objective, strategies and risks

YOUR INVESTMENT
Distributions and Taxes
FOR MORE INFORMATION
See back cover.

INVESTMENT GOALS

The ~~investment objective of the~~ Fund ~~is to provide~~seeks long-term ~~growth of~~ capital appreciation in both rising and declining markets by taking long and short positions in equity securities.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Sales Loads” section on page 14 of the Fund’s prospectus~~.~~ and on page 30 of the Fund’s Statement of Additional Information

~~Because annual Fund operating expenses are paid out of Fund assets, their effect is included in the share price. The Fund has no Rule 12b-1 distribution fees.  Shares are offered at the net asset value plus a front-end sales charge.~~

~~Annual Fund operating expenses % of average daily net assets~~
~~Investment advisory fees~~	 ~~1.99%~~
Shareholder Fees (fees paid directly from your investment)	~~0.25%~~
~~Other expenses[1]~~	~~[ ]~~
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%
Maximum Deferred Sales Charge (Load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable) ~~[2]~~	2.00%

~~Total annual~~Annual Fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) % of average daily net assets	 ~~1.99 %~~
Investment advisory fees	1.49%
Service fees	0.25%
Other expenses[1]	1.13%

Total annual Fund operating expenses	2.87%
Fee waiver and/or expense reimbursement~~[3]~~[2]	 ~~0.50~~0.88%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	~~1.49~~1.99%

~~1 Based on estimated amounts for the Fund’s current fiscal year.  Note that no portion of the “other expenses” is for administrative fees paid to the Fund’s investment adviser.~~

~~2 Short-term trading of shares of the Fund by investors can adversely impact the Fund due to the increased administrative costs of managing the Fund's portfolio.  Sales or exchanges of Fund shares that are held fewer than 60 days will be charged a transaction fee of 2%.~~

1 Based on estimated amounts for the Fund’s current fiscal year.

~~3~~2 The Adviser has contractually agreed to waive fees and/or make payments through December 31, 2011 in order to keep the Fund’s net operating expenses from exceeding ~~1.49~~1.99%.  Only the Fund’s Board of Trustees (“Board”) may terminate the waiver.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 ~~Year:  $~~year

3 year

~~3 Years:  $~~$9,802

$10,381

~~5 Years:  $~~

~~10 Years:  $~~

The Example does not reflect sales charges (loads) on reinvested dividends and other distributions.  If these sales charges (loads) were included, your costs would be higher.

PORTFOLIO TURNOVER

The Fund ~~will pay~~pays transaction costs ~~including~~such as commissions when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks long-term capital appreciation in both rising and declining markets by taking long and short positions in equity securities.

The Fund will generally invest approximately 130 percent of its assets in long positions, while approximately 30 percent of its assets are generally sold short. The proceeds from the short strategies may be used to purchase all or a portion of the additional 30 percent of the long positions.  The long and the short positions held by the Fund may vary over time as market opportunities develop.  Under normal market conditions, the Fund’s long positions may range from 120% to 140% of its net assets and its short positions may range from 20% to 40% of its net assets.  However, in times of unusual or adverse market, economic, regulatory, or political conditions, the Fund’s long positions may be less than 120% of its net assets and or its short positions may be less than 20% of its net assets.  Periods of unusual or adverse market, economic, regulatory, or political conditions may exist for as long as 6 months and, in some cases, longer.  Regulatory bans on short selling may prevent the Fund from fully implementing its strategy.

Under normal market conditions, the Fund invests in common stocks of issuers located in the United States and American Depository Receipts (“ADRs”) of non-US issuers.  The Fund will also invest in exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) to gain exposure to non-US markets. The Fund will invest in equity securities of United States issuers of all capitalization sizes, and foreign issuers (those companies organized outside the U.S. and traded in markets outside the U.S.).  Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.

Also, based upon quantitative analysis, the Fund will sell short securities that it believes are likely to underperform.  This means that the Fund may sell a security that it does not own, which it may do, for example, when the Fund’s adviser believes that the value of the security will decline.

The Fund may purchase and sell options, both for hedging and for speculative purposes.

In attempting to respond to unusual or adverse market, economic, political or other conditions, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment objective.  As a result of taking such temporary defensive positions, the Fund may not achieve its investment objective. The Fund may hold cash or invest in cash equivalents for short-term investments. Although the Fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market.

Short sales are intended to allow the Fund to earn returns on securities the Fund’s adviser believes will underperform and are intended to allow the Fund to maintain additional long positions while keeping the Fund’s net exposure at a level similar to a “long only” strategy.  As a result, the Fund intends to maintain an approximate 100% net long exposure to the equity market.

A short sale is a transaction in which the Fund sells securities it has borrowed in anticipation of a decline in the market price of the securities.

The Fund’s adviser may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund, if better opportunities are identified, or if it determines the initial investment expectations are not being met.  The Fund’s adviser may evaluate~~, among other things,~~ price-to-earnings ratios, price-to-cash flow ratios, relative performance to the S & P 500 Index and expected earnings forecasts.

The Fund ~~does not expect~~expects to engage in active and frequent trading.

PRINCIPAL RISKS

An investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. The value of your investment in the Fund will fluctuate, sometimes dramatically, which means you could lose money.

The prices of securities held by the Fund may decline in response to certain events, including events in the stock market generally or that are specifically related to a particular company; changing economic conditions, including changes in interest rates; industry and company conditions; changing technology and competition; inability to consistently select securities that appreciate in value, or anticipate changes that can adversely affect the value of the Fund’s holdings.

The Fund does not pursue a specific growth or value strategy.   Different types of stocks tend to shift in and out of favor depending on market and economic conditions, and therefore the Fund's performance may be lower or higher than that of funds that invest in growth or value securities.  If growth companies do not increase their earnings at a rate expected by investors, the market price of the stock may decline significantly, even if earnings show an absolute increase. Growth company stocks also typically lack the dividend yield that can cushion stock prices in market downturns.  Value stocks may never reach what the Fund’s adviser believes is their full value or that they may go down in value.

The Fund invests approximately 130 percent of its assets in long positions, while approximately 30 percent of its assets are sold short. The proceeds from the short strategies may be used to purchase all or a portion of the additional 30 percent of the long positions.

If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund will have substantial short positions and must borrow those securities to make delivery to the buyer. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so. Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons.  The Fund also may be required to pay a premium and other transaction costs, which would increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.  Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund's short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund's ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract. In such instances the Fund may not be able to substitute or sell the pledged collateral. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations. This may limit the Fund's investment flexibility, as well as its ability to meet redemption requests or other current obligations.  Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited.  By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security's value cannot go below zero.

By investing the proceeds received from selling securities short, the Fund could be deemed to be ~~employing a form of leverage, which creates~~facing special risks. ~~The use of leverage~~This technique may increase the Fund's exposure to long equity positions and make any change in the Fund's NAV greater than it would be without the use of ~~leverage~~such a technique. This could result in increased volatility of returns.  There is no guarantee that the Fund will thus indirectly leverage its portfolio, or if it does, that the Fund's ~~leveraging~~ strategy will be successful.

The Fund also invests in foreign securities (either directly or indirectly through the purchase of exchange-traded funds or exchange-traded notes) which may impact the volatility of the Fund due to certain events such as economic or political instability, currency fluctuations, and the difficulties associated with receiving or interpreting financial and economic information, possible imposition of taxes, higher brokerage and custodian fees, and possible currency exchange controls or other government restrictions, including possible seizure or nationalization of foreign deposits or assets

Regulatory authorities in the United States or other countries may restrict the ability of the Fund to fully implement its short-selling strategy, either generally, or with respect to certain industries or countries, which may impact the Fund's ability to fully implement its investment strategies.

~~American Depository Receipts~~ADRs may entail the special risks of international investing, including currency exchange fluctuations, governmental regulations, and the potential for political and economic instability.  The Fund does not expect to invest in unsponsored ADRs.

The Fund may purchase shares of ETFs and ETNs to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly.  Lack of liquidity in an ETF or an ETN can result in its value being more volatile than the underlying portfolio securities.

Options and futures prices can diverge from the prices of their underlying instruments, even if the underlying instruments match the Fund’s investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way.

The Fund may lose money using derivatives, regardless of the purpose for using such instruments. Using derivatives may increase the volatility of the Fund's NAV and may involve a small investment relative to the risk assumed.

The Fund may hold cash or invest in cash equivalents for short-term investments. Although the Fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market and could result in the Fund not achieving its objective.

The investment adviser has experience managing private partnerships but has no prior experience as an investment adviser to a mutual fund registered under the Investment Company Act.

PERFORMANCE INFORMATION

As a new Fund, the Fund has not commenced operations, and does not have a performance history.  Performance information will be available after a full calendar year of operations.  The information presented at that time will indicate the risks of an investment in the Fund by comparing the Fund’s performance with the S & P 500 Index, a broad measure of market performance.

MANAGEMENT

Investment Adviser

The investment adviser to the Fund is Philadelphia Investment Partners, ~~LP~~LLC.

Investment Manager

Peter C. Zeuli, the President of Philadelphia Investment Partners, LLC is the portfolio manager responsible for the day-to-day management of the Fund’s portfolio. Mr. Zeuli founded Philadelphia Investment Partners, ~~LP~~LLC in early 2000.

PURCHASE AND SALE OF FUND SHARES

The minimum initial investment is $2,500.00 and $1,000.00 for individual retirement accounts.  The minimum for subsequent investments is $100.  The Fund may accept investments of smaller amounts at its discretion. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange (NYSE) is open for business (a Business Day) by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729 or 800 Town Centre Drive, Suite 400, Broadview Heights, OH 44147.

TAX INFORMATION

The distributions made by the Fund are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase shares through a broker-dealer or other financial intermediary (such as a bank), the Fund may pay the intermediary shareholder services fees for the sale of the Fund’s shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

PRINCIPAL INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Principal Investment Strategy

The ~~investment objective of the Fund is to achieve high, risk-adjusted rates of return~~ Fund seeks long-term capital appreciation in both rising and declining markets by taking long and short positions in equity securities.

The Fund's investment objective is non-fundamental and may be changed without shareholder approval.  However the Fund will not change its objective without providing the shareholders with at least 60 days prior written notice. The Fund ~~concentrates on investing~~invests in equities, American Depository Receipts (ADRs), exchange-traded funds (ETFs) and exchange-traded notes (ETNs) and derivatives thereon~~, but it may purchase securities of any type.  The Fund seeks long-term capital appreciation in both rising and declining markets~~.  The Fund utilizes fundamental, bottom-up style research with a quantitative overlay to establish a portfolio of both long and short positions.  The Fund will normally hold long positions representing approximately 130% of the portfolio combined with short positions representing approximately 30%.  The resulting portfolio will consist of approximately 100% net long positions.

Under normal market conditions, the Fund will invest at least seventy-five percent (75%) of its assets in U.S. companies.  Of that portion of the portfolio, the Fund will invest at least sixty percent (60%) of the assets in U.S. large cap companies (which are companies ~~with~~that the adviser believes have a market capitalization of at least $10 billion) with those positions being comprised of approximately 130% long positions in attractive companies and approximately 30% short positions in companies the investment adviser to the Fund believes are overvalued or positioned for underperformance.   The Fund will invest its remaining assets in U.S. small cap companies (which are companies ~~with~~that the adviser believes have a market capitalization of less ~~then~~than $10 billion) with those positions being comprised of approximately 130% long positions in attractive companies and approximately 30% short positions in companies the investment adviser believes are overvalued or positioned for underperformance.  Of those assets invested in U.S. small cap companies, the Fund may invest up to 5% in U.S. microcap companies (which are companies ~~with~~that the adviser believes have a market capitalization of less then $1 billion).

The assets not invested in U.S. companies (i.e., no more than 25% of Fund assets) will be invested in non-U.S. equities with those positions being comprised of approximately 130% long positions in attractive companies and approximately 30% short positions in companies the investment adviser believes are overvalued or positioned for underperformance. At least eighty percent (80%) of the assets invested in non-U.S. equities will be invested in ADRs, ETFs and ETNs. The investment adviser has complete flexibility in allocating and reallocating Fund assets.

When the investment adviser takes a long position in a security, it purchases the security outright.  The portfolio benefits from a long position when the security held long appreciates. The investment adviser will take a long position when it has determined the security to be either undervalued or perceived to be an out-performer relative to the market. When the investment adviser determines that the value of the long position is no longer valid, the investment adviser will either reduce or remove the position entirely from the portfolio. When the investment adviser takes a short position in a security, it sells a security that it has borrowed. The portfolio benefits from a short position when the security sold short declines in price. The investment adviser will take a short position in a security when it has determined the security to be either overvalued or a perceived underperformer relative to the market. When the investment adviser determines that the value of the short position is no longer valid, the investment adviser will remove the security from the portfolio.  In order to remove the short position from the portfolio the investment adviser must complete the short sale transaction.  The transaction is completed when the investment adviser returns the borrowed shares to the lender.  This is accomplished in the open market with the investment adviser buying back or “covering” equal amount of shares in same security.  With the proceeds from the positions sold short, the investment adviser will purchase an equal amount of additional long positions. The combination of a leveraged long side and a smaller percentage of short positions will result in a portfolio being approximately net 100% long.

As market conditions change, the securities held in the Fund may vary significantly.  The Fund may purchase and sell options, both for hedging and for speculative purposes. Further, the Fund may purchase and sell put and call options on (i) individual equity ~~and debt~~ securities, (ii) aggregates of equity ~~and debt~~ securities or (iii) equity ~~and debt~~ securities indices and other financial indices. These may include options traded on national securities exchanges~~,~~ or quoted on NASDAQ~~, or synthetic, privately negotiated instruments~~.

The Fund is anticipated to generally have high portfolio turnover rates — as is typical of equity long/short strategies.  While there is generally no pre-established maximum holding period for any position (equity-related or otherwise), the investment adviser generally expects that most of the Fund’s positions will be held approximately one (1) month or longer.

The Fund has the authority to borrow at market interest rates ~~for a variety of purposes, including~~from a bank  in anticipation of additional subscriptions, ~~managing~~to manage redemptions, and ~~addressing~~to address the timing issues in connection with the Fund’s allocations and may do so when deemed appropriate by the investment adviser. The Fund’s borrowings may not exceed 33-1/3% of the Fund’s net assets immediately following each such borrowing.

Cash Investments for Temporary Defensive Purposes.  The Fund may hold cash or invest in cash equivalents for short-term investments. Although the Fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market.  As a result of taking such temporary defensive positions, the Fund may not achieve its investment objective. Among the cash equivalents in which the Fund may invest are: obligations of the U.S. Government, its agencies or instrumentalities (U.S. Government Securities; U.S. Treasury Bills); commercial paper; and repurchase agreements, money market mutual Fund, and certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. In fact, if the investment adviser believes that there is not sufficiently good value in any securities suitable for investment of the Fund's capital, all such capital may be held in cash and cash equivalents.

Benchmark.  The Fund’s primary benchmark will be the S & P 500 Index.  Such benchmark is subject to change in the Fund’s sole discretion.

Investment Risks

An investment in the Fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. The value of your investment in the Fund will fluctuate, sometimes dramatically, which means you could lose money.

Market risk. The market value of a security may decline due to general market conditions that are not specifically related to a particular company, including real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security’s market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Risk of Short Sales.  The Fund may sell a security short by borrowing it from a third party and selling it at the then-current market price.  The Fund is then obligated to buy the security on a later date so it can return the security to the lender.  Short sales therefore involve the risk that the Fund will incur a loss by subsequently buying a security at a higher price than the price at which the Fund previously sold the security short.  Moreover, because the Fund’s loss on a short sale arises from increases in the value of the security sold short, the extent of such loss, like the price of the security sold short, is theoretically unlimited.  By contrast, the Fund’s loss on a long position arises from decreases in the value of the security and therefore is limited by the fact that a security’s value cannot drop below zero.  The Fund may not always be able to close out a short position at a particular time or at an acceptable price. The Fund may not always be able to borrow a security the fund seeks to sell short at a particular time or at an acceptable price. Thus, there is a risk that the Fund may be unable to fully implement its investment strategy due to a lack of available stocks or for some other reason. It is possible that the market value of the securities the Fund holds in long positions will decline at the same time that the market value of the securities the Fund has sold short increases, thereby increasing the fund s potential volatility.

Issuer risk. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s products or services.

Investments in Exchange-Traded Funds and Exchange-Traded Notes.  The Fund may purchase shares of ETFs and ~~ETNS~~ETNs to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly.  When the Fund invests in an ETF or an ETN, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the ETF’s or ETN’s expenses.  Therefore, it may be more costly to own an ETF or an ETN than to own the underlying securities directly.  In addition, while the risks of owning shares of an ETF or an ETN generally reflect the risks of owning the underlying securities the ETF or ETN is designed to track, lack of liquidity in an ETF or an ETN can result in its value being more volatile than the underlying portfolio securities.

Investments in American Depositary Receipts.  ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.  Investments in depositary receipts such as ADRs may entail the special risks of international investing, including currency fluctuations, government regulations, and the potential for political and economic instability.

Stock selection risk. Although the Fund seeks to manage risk by diversifying among sectors and industries, under normal circumstances, the Fund invests in approximately 25-30 companies. As a result of the relatively small number of companies in which the Fund generally invests, a change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a fund that invests in a larger number of companies.

Large cap stock risk. By investing in large capitalization stocks, the Fund may underperform a fund that invests primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Growth and value stock risk. By investing in a mix of growth and value companies, the Fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock’s intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

Derivatives risk.  The Fund may lose money using derivatives including options, regardless of the purpose for using such instruments. Using derivatives may increase the volatility of the Fund's NAV and may involve a small investment relative to the risk assumed.

Foreign investment risk. To the extent the Fund invests in foreign securities, the Fund’s performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Securities of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more developed economies.

Foreign currency risk.  Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the Fund and denominated in those currencies. Foreign currencies also are subject to risks caused by inflation, interest rates, budget deficits and low savings rates, political factors and government controls.

Other potential risks. Under adverse market conditions, the Fund could invest some or all of its assets in U.S. Treasury securities and money market securities, or hold cash. Although the Fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the Fund may not achieve its investment objective.

Small and Mid-Cap Risk.  To the extent the Fund invests in small and midsize companies, it will be subject to additional risks because the earnings and revenues of these companies tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the Fund’s ability to sell these securities.

Short-term Trading Risk.  At times, the Fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the Fund’s after-tax performance.

PORTFOLIO HOLDINGS

The Fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.piplp.com. The information will be posted with a one-month lag and will remain accessible until the Fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the Fund will publicly disclose at www.piplp.com its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information (SAI).

To obtain information without charge:

By telephone

1 (888) 686-2729

By mail

Philadelphia Investment Partners

1233 Haddonfield – Berlin Road

Suite #7

Voorhees, NJ 08043

On the Internet Certain Fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC’s Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, DC 20549-0102.

MANAGEMENT, ORGANIZATION, AND CAPITAL STRUCTURE

Investment Adviser

The investment adviser to the Fund is Philadelphia Investment Partners, ~~LP~~LLC, a ~~Pennsylvania~~New Jersey limited ~~partnership~~liability company.  The primary business activity of Philadelphia Investment Partners, ~~LP~~LLC is providing investment advisory services. Founded in 2000, Philadelphia Investment Partners, ~~LP~~LLC manages approximately $74 million in assets.  The investment adviser has experience managing private partnerships but has no prior experience as an investment adviser to a mutual fund registered under the Investment Company Act.  The investment adviser is responsible for the management of the Fund’s day-to-day operations.  The adviser is located at 1233 Haddonfield – Berlin Rd, suite #7, ~~Vorhees~~Voorhees, NJ 08043 and is an SEC Registered Investment Advisor.  The Fund will pay Philadelphia Investment Partners, ~~LP~~LLC advisory fees, as a percentage of the average net assets of the Fund, at an annual rate of ~~1.99~~1.49%.  A discussion regarding the basis for the Board of Trustee’s approving of the Fund’s investment advisory agreement with the investment adviser will be available in the Fund’s annual report.

Investment Manager

Investment decisions will be made by a portfolio manager, Peter Zeuli.  Mr. Zeuli is President and Founder of Philadelphia Investment Partners, ~~LP~~LLC.  Prior to his formation of Philadelphia Investment Partners, ~~LP~~LLC, Mr. Zeuli was a financial services and consumer durable/staple analyst with Sheffield Capital Management, a long/short hedge fund previously located in King of Prussia PA.  He founded Philadelphia Investment Partners, ~~LP~~LLC in early 2000 with the goal of providing both individual and institutional investors value-added investment advice through Philadelphia Investment Partners, ~~LP~~LLC’s proprietary asset allocation models.  Mr. Zeuli graduated from Villanova University with a degree in Economics.  He is a holder of the Chartered Financial Analyst designation.  He is Member of the CFA Institute and CFA Society of Philadelphia.

Organization and Capital Structure

The Fund is a series of a trust named Philadelphia Investment Partners New Generation Fund (the “Trust”).   The Fund is the only current series of the Trust.

Additional Information

The Fund’s Statement of Additional Information (SAI) provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Fund shares.

YOUR INVESTMENT

Buying shares

The Fund offers only one class of shares.

You will pay a sales charge of up to 4.75%, as seen below, to invest in shares of the Fund. Your price for Fund shares is the Fund’s net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time), on days the NYSE is open for regular business, plus any applicable front end sales charge.  Your order will be priced at the next NAV calculated after your order (complete with all relevant information specified) is received  by the Fund or other authorized entity.

Sales Charge Schedule

Amount of Purchase	Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	Maximum Dealer Commission (as a percentage of offering price)
Less than $25,000	4.75%	4.50%
$25,000 but less than $100,000	4.50%	4.25%
$100,000 but less than $250,000	3.75%	3.50%
$250,000 but less than $500,000	3.00%	2.75%
$500,000 but less than $1,000,000	2.00%	2.00%
$1,000,000 or more	0.00%	1.00%

Pricing of Fund Shares

When calculating the NAV of the Fund, the Fund’s equity investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (for example, when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the Fund calculates its NAV), the Fund may value those investments at fair value as determined in accordance with procedures approved by the Fund’s board. Fair value of investments may be determined by the Fund’s Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. In the event the pricing committee of the valuation committee determines the fair value of a security, each committee will act pursuant to policies and/or procedures adopted by the Fund’s Board and under the Fund’s Board’s ultimate supervision.  Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Under certain circumstances, the fair value of foreign equity securities will be provided by an independent pricing service. Using fair value to price securities may result in a value that is different from a security’s most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Forward currency contracts will be valued at the current cost of offsetting the contract. Foreign securities held by the Fund may trade on days when the Fund does not calculate its NAV and thus may affect the Fund’s NAV on days when investors have no access to the Fund.

Investments in foreign securities, small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the Fund’s shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the Fund calculates its NAV. If short-term investors in the Fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of Fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the Fund’s NAV by short-term traders. While the Fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.

Because annual Fund operating expenses are paid out of Fund assets, their effect is included in the share price. The Fund has no Rule 12b-1 distribution fees.  Shares are offered at the net asset value plus a front-end sales charge.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order specifying the information described below under “Information Required for a Sell Order” is received ~~in proper form~~ by the Fund or other authorized entity. Your order will be processed promptly and you will generally receive the proceeds within ~~a week.~~7 days  In the event your redemption is subject to a redemption fee, such redemption fee will be imposed on the amount of the redemption that is subject to such redemption fee.

Information Required for a Sell Order:

You may sell (redeem) shares by providing the following information:

•

your name(s)

•

your signature(s) where applicable

•

your account number

•

the fund name

•

the share class

•

the dollar amount you want to sell or the number of shares you wish to sell

•

how and where to send the proceeds

Before selling shares recently purchased by check, please note that the Fund will send redemption proceeds to the investor upon clearance of the check, which may take up to 15 days from the date of purchase.

Qualified Employee Benefit Plan Accounts

Persons who hold Fund shares through Qualified Employee Benefit Plan Accounts should contact their plan sponsor or administrator for information concerning purchasing, selling (redeeming), and exchanging Fund shares. The policies and fees applicable to these accounts may differ from those described in this prospectus, and different minimum investments or limitations on buying, selling and exchanging shares may apply.

Purchases, redemptions and exchanges through investment advisory firms

Clients of investment advisory firms that purchase Fund shares on behalf of their high-net-worth and related clients should contact their financial advisor directly for information concerning purchasing, selling (redeeming), and exchanging Fund shares. Investment advisory firms may impose policies, limitations (including with respect to buying, selling and exchanging Fund shares) and fees on their clients that are different from those described in this prospectus.

Purchases and redemptions through Individual Accounts

Purchasing shares

Individual Accounts generally may be opened by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729.

The minimum initial investment in the Fund through an Individual Account is $2,500.00 for non-qualified accounts and $1,000.00 for IRA accounts and the minimum for subsequent investments is $100. You may purchase additional shares for an Individual Account by mail, wire, electronic check or TeleTransfer, or automatically.

Mail. To purchase additional shares by mail, fill out a completed Fund application and a check with your account number written on it to:

Philadelphia Investment Partners New Generation 130/30 Fund

c/o Mutual Shareholder Services, LLC

800 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

Make checks payable to: Philadelphia Investment Partners New Generation 130/30 Fund

Wire. To purchase additional shares by wire, contact Mutual Shareholder Services, LLC at 1 (888) 686-2729 for detailed instructions.

Electronic check. To purchase additional shares by electronic check, which will transfer money out of your bank account, follow the instructions for purchases by wire, which may be obtained by calling Mutual Shareholder Services, LLC at 1 (888) 686-2729. Your transaction is entered automatically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TeleTransfer. To purchase additional shares through TeleTransfer call 1 (888) 686-2729 to request your transaction.

Automatically. Call us at 1 (888) 686-2729 to request a form to add any automatic investing service. Complete and return the forms along with any other required materials. These services are available only for holders of Individual Accounts. See “Individual Account services and policies.”

IRAs. For information on how to purchase additional shares for IRA accounts, call 1 (888) 686-2729, consult your financial representative, or refer to the SAI.

Selling (redeeming) shares

You may sell (redeem) shares in writing, or by telephone, wire or TeleTransfer, or automatically.

In writing. Some circumstances require signature guarantees. These are:

•	amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
•	requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

You may sell (redeem) shares by writing a letter of instruction. The letter of instruction should include the ~~following~~ information~~:~~ set forth above under “Information Required for a Sell Order”.

~~•~~

~~your name(s) and signature(s)~~

~~•~~

~~your account number~~

~~•~~

~~the fund name~~

~~•~~

~~the share class~~

~~•~~

~~the dollar amount you want to sell~~

~~•~~

~~how and where to send the proceeds~~

Obtain a signature guarantee or other documentation, if required. Mail your request to:

Philadelphia Investment Partners New Generation 130/30 Fund

c/o Mutual Shareholder Services, LLC

800 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

Telephone. Unless you have declined telephone privileges on your account application, you may also redeem your shares by telephone (maximum $250,000 per day) by calling 1 (888) 686-2729. A check will be mailed to your address of record.

Wire or TeleTransfer. To sell (redeem) shares by wire or TeleTransfer (minimum $1,000 and $500, respectively; maximum $500,000 for joint accounts every 30 days), call 1 (888) 686-2729 to request your transaction. Be sure the Fund has your bank account information on file. Proceeds will be sent to your bank by wire for wire redemptions and by electronic check for TeleTransfer redemptions.

IRAs. For information on how to sell (redeem) shares held in IRA accounts, call 1 (888) 686-2729, consult your financial representative, or refer to the SAI.

Individual Account services and policies

The services and privileges described in this section are available only to holders of Individual Accounts.

Automatic Services. Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or 1 (888) 686-2729.

For investing

Automatic Investment Plan	For making automatic investments from a designated bank account.

Payroll Savings Plan	For making automatic investments through a payroll deduction.

Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.

Dividend Sweep	For automatically reinvesting the dividends and distributions from the Fund.

For selling shares

Automatic Withdrawal Plan	For making regular withdrawals from the Fund.

GENERAL POLICIES

Unless you decline teleservice privileges on your application, the Fund’s transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the Fund’s transfer agent takes reasonable measures to confirm that instructions are genuine.

The Fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm Fund performance by diluting the value of Fund shares and increasing brokerage and administrative costs. Accordingly, the Fund’s Board has adopted and implemented policies and procedures designed to discourage, detect, and prevent frequent purchases and redemptions or exchanges of Fund shares in order to protect long-term Fund shareholders.  Apart from trading permitted or exceptions granted in accordance with the Fund’s policies and procedures, the Fund does not accommodate, nor does it have any arrangement to permit, frequent purchases and redemptions of Fund shares.

The Fund reserves the right to:

•  change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

•  change its minimum or maximum investment amounts

•  delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

•  refuse any purchase request, including those from any individual or group who, in the investment adviser’s view, is likely to engage in frequent trading

Customer Identification Program

Federal regulations require that the Fund obtain certain personal information about you when opening a new account. As a result, the Fund must obtain the following information for each person that opens a new account:

• Name;

• Date of birth (for individuals);

• Residential or business street address (although post office boxes are still permitted for mailing); and

• Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport, or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

After an account is opened, the Fund may restrict your ability to purchase additional shares until your identity is verified. The Fund also may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time.

If your account is closed for this reason, your shares will be redeemed at the net asset value next calculated after the account is closed.

The Fund has delegated its responsibilities for obtaining and verifying this identification information to its Transfer Agent.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Frequent trading of Fund shares may lead to increased costs to the Fund and less efficient management of the Fund's portfolio, potentially resulting in dilution of the value of the shares held by long-term shareholders. Accordingly, purchases, including those that are part of exchange activity that the Fund, the investment adviser or the Fund’s distributor has determined could involve actual or potential harm to the Fund, may be rejected.

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the Fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Short-term trading of shares of the Fund by investors can adversely impact the Fund due to the increased administrative costs of managing the Fund's portfolio.  Sales or exchanges of Fund shares that are held fewer than 60 days will be charged a transaction fee of 2%.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, automatic non-discretionary rebalancing programs, and minimum required retirement distributions generally are not considered to be frequent trading.

The investment adviser monitors selected transactions to identify frequent trading. When multiple roundtrips are identified, the investment adviser evaluates trading activity in the account for evidence of frequent trading. The investment adviser considers the investor’s trading history in other accounts under common ownership or control. These evaluations involve judgments that are inherently subjective, and while the investment adviser seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, the investment adviser seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If the investment adviser concludes the account is likely to engage in frequent trading, the investment adviser may cancel or revoke the purchase or exchange on the following business day. The investment adviser may also temporarily or permanently bar such investor’s future purchases into the Fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, the investment adviser may apply these restrictions across all accounts under common ownership, control, or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and Qualified Employee Benefit Plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. The investment adviser’s ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus and to provide the investment adviser, upon request, with information concerning the trading activity of investors whose shares are held in omnibus accounts. If the investment adviser determines that any such investor has engaged in frequent trading of Fund shares, the investment adviser may require the intermediary to restrict or prohibit future purchases or exchanges of Fund shares by that investor.

To the extent that the Fund significantly invests in foreign securities traded on markets that close before the Fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the Fund calculates its NAV. As a result, certain investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the Fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of Fund shares held by other shareholders. The Fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the Fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the Fund’s portfolio to a greater degree than Fund that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of Fund shares held by other shareholders.

Although the Fund’s frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.  Apart from trading permitted or exceptions granted in accordance with the Fund’s policies and procedures, the Fund does not accommodate, nor does it have any arrangement to permit, frequent purchases and redemptions of Fund shares.

DISTRIBUTIONS AND TAXES

The Fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The Fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The Fund normally pays dividends and capital gain distributions annually.

Distributions paid by the Fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain Fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other Fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the Fund and whether you reinvest your distributions or take them in cash.

If you buy shares of the Fund when the Fund has realized but not yet distributed income or capital gains, you will be “buying a dividend” by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the Fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the Fund. Because everyone’s tax situation is unique, please consult your tax advisor before investing.

SALES LOADS

General. Purchases of the Fund’s shares are subject to a front-end sales charge of up to 4.75% of the total purchase price; however, sales charges may be reduced for large purchases as indicated below.  Sales charges are not imposed on shares that are purchased with reinvested dividends or other distributions. The table below indicates the front-end sales charge as a percentage of both the offering price and the net amount invested. The term “offering price” includes the front-end sales charge.

Sales Charge Schedule

Amount of Purchase	Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	Maximum Dealer Commission (as a percentage of offering price)
Less than $25,000	4.75%	4.50%
$25,000 but less than $100,000	4.50%	4.25%
$100,000 but less than $250,000	3.75%	3.50%
$250,000 but less than $500,000	3.00%	2.75%
$500,000 but less than $1,000,000	2.00%	2.00%
$1,000,000 or more	0.00%****	1.00%

**** No sales charge is payable at the time of purchase on the purchase on investments of $1 million or more.

The Fund’s front-end sales charges may not apply to Fund purchases by or through:

·

Employees of Philadelphia Investment Partners, ~~LP~~LLC and its subsidiaries and members of the employees’ immediate families; and members of (and nominees to) the Board of Trustees.

·

Broker-dealers and other financial institutions (including registered investment advisors and financial planners) that have entered into a selling agreement with the Fund’s principal underwriter (or otherwise have an arrangement with a broker-dealer or other financial institution with respect to sales of Fund shares), on behalf of clients participating in a fund supermarket, wrap program, or other program in which clients pay a fee for advisory services, executing transactions in Fund shares, or for otherwise participating in the program.

·

Employees of broker-dealers and other financial institutions (including registered investment advisors and financial planners) that have entered into a selling agreement with the Fund’s principal underwriter (or otherwise have an arrangement with a broker-dealer or other financial institution with respect to sales of Fund shares), and their immediate family members, as allowed by the internal policies of their employer.

·

Insurance company separate accounts.

·

Reinvestment of capital gain distributions and dividends.

Although the Fund may use financial firms that sell Fund shares to make transactions for a Fund's portfolio, the Fund and the investment adviser do not consider the sale of Fund shares as a factor when choosing financial firms to effect those transactions.

The Fund has adopted a shareholder servicing plan that provides that the Fund may pay financial intermediaries for shareholder services in an annual amount not to exceed 0.25% based on average daily net assets. The Fund does not pay these service fees unless the purchase is through a financial intermediary who has signed a shareholder servicing agreement with the Fund. In addition to payments made directly to financial intermediaries by the Fund, the Adviser or its affiliates may, at their own expense, pay financial intermediaries for these and other services to Fund shareholders.

FINANCIAL HIGHLIGHTS

As of _______, 2010 the Fund had not yet commenced operations.

FOR MORE INFORMATION

Philadelphia Investment Partners New Generation 130/30 Fund

SEC file number: 811-22395 and 333-165401

More information on this Fund is available free upon request, including the following:

Statement of Additional Information (SAI)

Provides more details about the Fund and its policies. A current SAI is available at www.piplp.com and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Shareholder Reports

Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports to shareholders.  As of the date of this Prospectus, annual and semi-annual reports are not yet available because the Fund has not commenced operations.  When available, the Fund’s annual report to shareholders will include a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last year.

How to Obtain Documents

You may obtain free copies of the Fund’s annual and semi-annual reports, when available, and the SAI by calling 1 (888) 686-2729.  In the future, you will be able to obtain copies of the Fund’s shareholders reports and SAI at the following website address:  www.piplp.com.

You may also review and copy information about the Fund, including shareholder reports and the SAI, at the Public Reference Room of the Securities and Exchange Commission (the “SEC”) in Washington, D.C.  You may obtain information about the operations of the SEC’s Public Reference Room by calling the SEC at 1-202-551-8090.  You may obtain copies of reports and other information about the Fund for a fee, by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section.

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Document 1 ID	file://C:\Documents and Settings\Administrator\Desktop\Philadelphia Investment Partners Prospectus August 4 CLEAN.doc
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Document 2 ID	file://C:\Documents and Settings\Administrator\Desktop\Philadelphia Investment Partners Prospectus Oct 7 CLEAN.doc
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